AB 3/4

13012990

SEC
Mail Processing
Section

FEB 2 6 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIANCO FINANCIAL, INC.
ARCA CAPITAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1691 MICHIGAN AVENUE, SUITE 240
(No. and Street)

MIAMI BEACH (City) FLORIDA (State) 33139 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

INDRA CAMPBELL (305) 492-7467
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI FLORIDA 33144-2078
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, INDRA CAMPBELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIANCO FINANCIAL, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAJA CARACAS ASSETS MANAGEMENT

ARCA INTERNATIONAL BANK

CAJA CARACAS CASA DE BOLSA

EMILIO ANTELO

CAJA CARACAS INTERNATIONAL C.V.

Indra Campbell
Signature

President and CEO
Title

[signature]
Notary Public

LUIS A PIMENTEL
Notary Public - State of Florida
My Comm. Expires Mar 14, 2014
Commission # DD 970677

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIANCO FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CURRENT ASSETS		
Cash in Banks	$ 2,340,045	
Deposits with Clearing Broker	500,000	
Due From Clearing Broker, no Reserve Required	345,689	
Trading Security Owned, Marketable at Quoted Market, Original Cost - $ 2,030,800	2,005,342	
Corporate Tax Refund Receivable	856,669	
Prepaid Expenses and Other Current Assets	133,439	
Total Current Assets		$ 6,181,184
OTHER ASSETS		
Lease Security Deposit	$ 25,000	
Utility Deposit	600	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $73,978	22,430	
Total Other Assets		48,030
TOTAL ASSETS		$ 6,229,214

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable - Trade	$ 15,177	
Accrued Expenses	28,052	
Total Current Liabilities		$ 43,229
STOCKHOLDERS' EQUITY		
Common Stock - $1 Par Value; Authorized - 1,000 Shares; Issued - and Outstanding - 1,000 Shares	$ 1,000	
Additional Paid-In Capital	9,212,246	
Retained Earnings (Deficit)	(3,027,261)	
Total Stockholders' Equity		6,185,985
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 6,229,214

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

BIANCO FINANCIAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		$ 883,612
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 2,689,654	
Clearance, Quotation, and Communication Costs	252,701	
Occupancy Expense	79,891	
Taxes, Other than Income Taxes	1,157	
Depreciation	19,325	
Other Operating Expenses	357,162	
Total Operating Expenses		3,399,890
(LOSS) FROM OPERATIONS		$ (2,516,278)
INTEREST EXPENSE		28
(LOSS) BEFORE CORPORATE INCOME TAX CREDIT		$ (2,516,306)
CORPORATE INCOME TAX CREDIT		856,669
NET (LOSS)		$ (1,659,637)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

BIANCO FINANCIAL, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional Paid-in	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	(Deficit)	Equity
Balance - January 1, 2012	1,000	$ 1,000	$ 9,212,246	$ (1,367,624)	$ 7,845,622
Net (Loss) for the Period	-	-	-	(1,659,637)	(1,659,637)
Balance - December 31, 2012	1,000	$ 1,000	$ 9,212,246	$ (3,027,261)	$ 6,185,985

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

BIANCO FINANCIAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES		
Net (Loss)	$ (1,659,637)	
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation	19,325	
Unrealized Loss on Trading Security Owned	19,646	
Changes in Operating Assets and Liabilities:		
(Increase) in Deposits with Clearing Organizations	(250,000)	
(Increase) in Due From Clearing Broker	(238,091)	
(Increase) in Trading Security Owned, at Cost	(1,880,425)	
(Increase) in Corporate Tax Refund Receivable	(856,669)	
(Increase) in Prepaid Expenses and Other Assets	(96,155)	
(Decrease) in Accounts Payable and Accrued Expenses	(62,561)	
(Decrease) in Corporate Income Taxes Payable	(233,000)	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (5,237,567)
FINANCING ACTIVITIES		
Payments on Equipment Financing Payable	$ (5,206)	
NET CASH (USED IN) FINANCING ACTIVITIES		(5,206)
(DECREASE) IN CASH		$ (5,242,773)
CASH AT BEGINNING OF YEAR		7,582,818
CASH AT END OF YEAR		$ 2,340,045
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 28
Income Taxes Paid		233,000

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Organization and Business - The Company was formerly known as IBG Trading, Inc., but changed its name in October 2010 to Bianco Financial, Inc. In April 16, 2008, pursuant to a Certificate of Conversion, the Company formerly a Limited Liability Company converted to a Florida for profit corporation.

The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker, and as such clears all transactions on a fully disclosed basis through a clearing firm and does not hold customer funds or customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Proprietary and customer securities transactions and related revenue and expense are recorded on a trade date basis. All trading, investment and restricted securities, if any, are valued at quoted market price and any unrealized gains or losses are included in revenues from firm trading.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at three commercial banks.

Subsequent Events - The Company has evaluated subsequent events for recognition and disclosure through January 31, 2012, which is the date the financial statements were issued.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Financial Instruments with Off-Balance-Sheet Risk - The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2012 the Company's "Net Capital" was more than its minimum requirement, and more then one hundred twenty percent (120%) of its minimum requirement, and at no time during the year 2012 was the net capital short of the minimum requirement.

NOTE 4 - COMMITMENTS

The Company leases its office space under a lease expiring March 31, 2016.

Minimum rentals including sales tax under this lease are as follows:

Year Ended December 31	
2013	82,390
2014	84,864
2015	87,402
2016	22,281
	$ 276,937

NOTE 5 - FULLY DISCLOSED CLEARING AGREEMENTS

In November 2010, the Company entered into a fully-disclosed clearing agreement with Penson Financial Services, Inc., acquired by Apex Clearing Corporation in the year 2012. This agreement calls for the Company to maintain a deposit balance of $ 500,000 with Apex which is reflected on the accompanying statement of financial condition under the caption "deposits with clearing broker".

NOTE 6 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's corporate tax credit is as follows:

Corporate Income Tax Credit	$ 856,669

As of December 31, 2012, the Company has a Florida corporate tax carry-forward of $ 2,518,439 which will expire in the year 2027.

The Federal and State income tax returns of the Company for 2009 to 2011 are subject to examination by the Internal Revenue Service, generally for three years after the returns are filed.

NOTE 7 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2012 is as follows:

Commissions and Fees	$ 8,879
Firm and Investment Trading	818,762
Interest, Dividends, and Other	55,971
	$ 883,612

NOTE 8 - CONCENTRATION OF CREDIT RISK

The company maintains its bank accounts at three (3) different financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2012, the Company had uninsured funds of $2,071,328.

NOTE 9 - DATE OF MANAGEMENT'S REVIEW

As of the date of this report (January 31, 2013) there has been only one subsequent event which needs to be disclosed in the accompanying financial statements. On January 17, 2013, the Company changed its name from Bianco Financial, Inc. to Arca Capital Investments, Inc.

SUPPLEMENTARY INFORMATION

BIANCO FINANCIAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

NET CAPITAL		
Total Stockholders' Equity		$ 6,185,985
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 6,185,985
Less: Non-Allowable Assets and Other Deductions:		
1. Prepaid Expenses and Other Current Assets	$ 133,439	
2. Petty Cash	202	
3. Corporate Tax Refund Receivable	856,669	
4. Net Property and Equipment	22,430	
5. Lease Security Deposit and Uiility Deposit	25,600	1,038,340
Net Capital Before Haircuts on Security Positions		$ 5,147,645
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	1,952,125	
c. Other Securities	7,983	
d. Undue Concentration	-	1,960,108
Net Capital		$ 3,187,537

NOTE - There are no significant differences in the computation of adjusted net capital between the revised unaudited broker-dealer focus report and the audited annual report.

BIANCO FINANCIAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 15,177	
Accrued Expenses	28,052	
Total Aggregate Indebtedness		$ 43,229
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 2,882
Minimum Net Capital Requirement		$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 3,087,537
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required		$ 3,067,537
Percentage of Aggregate Indebtedness to Net Capital		1.36%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

SCHEDULE 2

BIANCO FINANCIAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The only clearing firm used during the year ended December 31, 2012 was Apex Clearing Corporation.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Bianco Financial, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Bianco Financial, Inc. (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 31, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Board of Directors
Bianco Financial, Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2012, which were agreed to by Bianco Financial, Inc. and the Securities and Exchange Commission Financial Industry Regulatory Authority, Inc.(FINRA), SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Bianco Financial, Inc's. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bianco Financial, Inc.'s management is responsible for the Bianco Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 31, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053110 FINRA DEC
BIANCO FINANCIAL INC 15*15
1691 MICHIGAN AVE STE 240
MIAMI BEACH FL 33139-2566

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,471-

B. Less payment made with SIPC-6 filed (exclude interest) (1,108-)
7/25/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,363-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,363-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bianco Financial Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 29 day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 883,612 —
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	104,673 —
Total additions	988,285 —
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 28 —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	28 —
Total deductions	28 —
2d. SIPC Net Operating Revenues	$ 988,257 —
2e. General Assessment @ .0025	$ 2,471 —

(to page 1, line 2.A.)

BIANCO FINANCIAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

BIANCO FINANCIAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of Bianco Financial, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Bianco Financial, Inc. (a Florida Corporation) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

INDEPENDENT AUDITORS REPORT (Continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bianco Financial, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1,2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 31, 2013